SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

Marathon Patent Group, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

56585W203

(CUSIP Number)

September 7, 2017

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[  ] Rule 13d-1(d)

CUSIP No. 56585W203

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark Groussman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) ◻
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,451,207 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 2,451,207 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,451,207 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99% (based on 24,257,472 shares of common stock outstanding as of August 9, 2017)
12	TYPE OF REPORTING PERSON* IN

(1)
Represents (i) 2,196,600 shares of common stock held by Melechdavid, Inc. (“Melechdavid”) and (ii) 254,607 shares of common stock issuable upon exercise of warrants held by Erica and Mark Groussman Foundation Inc. (“Foundation”). Excludes 505,393 shares of common stock issuable upon exercise of warrants held by Foundation which contain a 9.99% beneficial ownership limitation. Mark Groussman is the President of Melechdavid and the trustee of Foundation and in such capacities has voting and dispositive power over the securities held by such entities.

CUSIP No. 56585W203

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Melechdavid, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) ◻
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,196,600(1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 2,196,600(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,196,600(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.05% (based on 24,257,472 shares of common stock outstanding as of August 9, 2017)
12	TYPE OF REPORTING PERSON* IN

(1)
Represents 2,196,600 shares of common stock held by Melechdavid. Mark Groussman is the President of Melechdavid and in such capacity has voting and dispositive power over the securities held by such entity.

CUSIP No. 56585W203

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Erica and Mark Groussman Foundation Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) ◻
3	SEC USE ONLY
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 760,000(1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 760,000(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 760,000(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.04% (based on 24,257,472 shares of common stock outstanding as of August 9, 2017)
12	TYPE OF REPORTING PERSON* IN

(1)
Represents 760,000 shares of common stock issuable upon exercise of warrants held by Foundation. Mark Groussman is the trustee of Foundation and in such capacity has voting and dispositive power over the securities held by such entity.

Item 1(a).
Name of Issuer:

Marathon Patent Group, Inc., a Nevada corporation (“Issuer”).

Item 1(b).
Address of Issuer's Principal Executive Offices:

11100 Santa Monica Boulevard, Suite 380
Los Angeles, California 90025

Item 2(a).
Name of Person Filing.

The statement is filed on behalf of Mark Groussman, Melechdavid and Foundation (together, the “Reporting Person”).

Item 2(b).
Address of Principal Business Office or, if None, Residence.

5154 La Gorce Drive, Miami Beach, FL 33140

Item 2(c).
Citizenship.

United States/Florida

Item 2(d).
Title of Class of Securities.

Common Stock, par value $0.0001.

Item 2(e).
CUSIP Number.

56585W203

Item 3.
Type of Person

Not applicable.

Item 4.
Ownership.

(a) Amount beneficially owned: 2,451,207 (1)

(b) Percent of class: 9.99% (based on 24,257,472 shares of common stock outstanding as of August 9, 2017)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 2,451,207 (1)
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 2,451,207 (1)

(1)
Represents (i) 2,196,600 shares of common stock held by Melechdavid and (ii) 254,607 shares of common stock issuable upon exercise of warrants held by Foundation. Excludes 505,393 shares of common stock issuable upon exercise of warrants held by Foundation which contain a 9.99% beneficial ownership limitation. Mark Groussman is the President of Melechdavid and the trustee of Foundation and in such capacities has voting and dispositive power over the securities held by such entities.

Item 5.
Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.
Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.
Identification and Classification of Members of the Group.

Not applicable.

Item 9.
Notice of Dissolution of Group.

Not applicable.

Item 10.
Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 8, 2017	By:	/s/ Mark Groussman
Mark Groussman

Melechdavid, Inc.
Date: September 8, 2017	By:	/s/ Mark Groussman
Mark Groussman, President
Erica and Mark Groussman Foundation Inc.
Date: September 8, 2017	By:	/s/ Mark Groussman
Mark Groussman, Trustee